EXHIBIT 99.3

Intellipharmaceutics Announces Second Quarter 2010 Results

TORONTO, July 14, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs, today reported the results of operations for the three and six month periods ended May 31, 2010. All comparative information is that of the predecessor company Intellipharmaceutics Ltd. ("IPC Ltd").   All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The loss for the three month period ended May 31, 2010 was $0.3 million, or $0.03 per common share, compared with a loss of $0.2 million, or $0.02 per common share for the three month period ended June 30, 2009. The loss for the six month period ended May 31, 2010 was $1.7 million, or $0.16 per common share, compared with a loss of $0.8 million, or $0.09 per common share for the six month period ended June 30, 2009. The increased period-over-period loss is mainly due to increases in both research and development expenses and increases in selling, general and administrative expenses. The significant decrease in the Company's loss during the second quarter ended May 31, 2010 compared to the first quarter ended February 28, 2010, can be mainly attributed to the fact that a drug development agreement was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was brought into income.

The Company increased research and development expenditures as a result of a stronger financial position during the three and six month period ended May 31, 2010 in comparison to the three and six month period ended June 30, 2009.  This stronger financial position is allowing Intellipharmaceutics to pursue its strategy of advancing its products from the formulation stage through product development, regulatory approval and manufacturing before out-licensing marketing and sales rights to established organizations.

The increase in selling, general and administrative expenses is due to an increase in expenses related to legal fees, wages, and marketing cost and due to certain expenditures which were not incurred in the comparable period as Intellipharmaceutics was not a publicly traded company during that period.

At May 31, 2010, Intellipharmaceutics' cash totaled $4.1 million, compared with $5.0 million at February 28, 2010. The decrease is a result of cash used in operating activities which was partially offset by receipt of C$0.9 million in research & development tax credits during the three month period ended May 31, 2010. The Company believes that it may receive up to an additional C$1.1 million during the second half of fiscal 2010 comprised of other research & development tax credits. The continuation of our research and development activities and the commercialization of our products are dependent upon our ability to fund these activities through equity or debt financings, payments received under marketing and/or development agreements as well as other financing opportunities. Depending on the progress of these initiatives, the Company may elect to increase or reduce expenses associated with its research programs, and therefore the expected cash burn for fiscal 2010 cannot be projected.

Corporate Update

  On March 11, 2010 we announced that Novartis Pharmaceuticals Corporation and Celgene Corporation had tentatively settled their patent suit in the U.S. District Court for the District of New Jersey, and Elan Pharma International Ltd. had tentatively settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of Intellipharmaceutics International Inc., and with its licensee Par Pharmaceutical, Inc., over a generic version of the Attention Deficit Hyperactivity Disorder drug Focalin XR® (dexmethylphenidate hydrochloride), subject to regulatory and court approval. On May 20, 2010 we confirmed that the parties had stipulated to the dismissal of the litigation, and that management expected that marketing of its generic version of Focalin XR® would commence no sooner than the fourth quarter of 2012.
  On May 7, 2010 we announced that the U.S. Food and Drug Administration (FDA) had accepted our filing for an Abbreviated New Drug Application (ANDA) for a generic version of the antidepressant Effexor XR® (venlafaxine hydrochloride)
  On May 20, 2010 we announced that we had taken delivery of and fully qualified our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride, and that the manufacture of clinical batches using that equipment has commenced.
  On June 14, 2010 we announced we had filed an ANDA with the FDA for a generic version of Protonix® (delayed release pantoprazole sodium).
  On July 2, 2010 we announced that Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit against us for patent infringement in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We remain confident that our generic versions of Effexor XR® do not infringe those patents. We intend to vigorously defend against the complaints described above.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The unaudited interim consolidated financial statements, accompanying notes to the unaudited interim consolidated financial statements, and Management's Discussion and Analysis for the three and six month periods ended May 31, 2010, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
As at May 31, 2010 and November 30, 2009
(Stated in U.S. dollars)
	May 31,	November 30,
	2010	2009
	$	$
Assets
Current
Cash	4,068,780	8,014,492
Accounts receivable	2,659	5,427
Investment tax credits	1,135,525	1,840,044
Prepaid expenses and sundry assets	128,304	175,248
	5,335,268	10,035,211

Property and equipment, net	1,056,008	1,046,121
	6,391,276	11,081,332

Liabilities
Current
Accounts payable	471,004	1,323,368
Accrued liabilities	220,181	540,604
Employee costs payable	526,276	501,114
Current portion of capital
lease obligations	27,460	35,595
Due to related parties	1,562,604	2,360,181
	2,807,525	4,760,862

Warrant liability	97,655	226,268
Capital lease obligations	3,774	12,862
Deferred revenue	8,906	1,449,326
	2,917,860	6,449,318

Shareholders' equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,057 common shares	16,969	16,969
(November 30, 2009 - 5,997,751 special voting shares
3,329,965 common shares), with $0.01 par value
Additional paid-in capital	18,811,489	18,263,340
Accumulated other comprehensive loss	(304,591)	(341,844)
Deficit	(15,050,451)	(13,306,451)
	3,473,416	4,632,014

	6,391,276	11,081,332

Intellipharmaceutics International Inc.
Unaudited consolidated statements of operations and comprehensive loss
For the three and six months period ended

(Stated in U.S. dollars)
	Three Months ended		Six Months ended
	May 31, 2010	June 30, 2009	May 31, 2010	June 30, 2009

	$	$	$	$

Revenue
Research and development	1,449,624	118,460	1,452,221	342,832

Expenses
Cost of revenue	--	87,077	--	114,196
Research and development	1,174,769	253,226	1,874,427	660,017
Selling, general and administrative	682,628	202,261	1,386,657	322,147
Depreciation	60,898	103,939	115,883	201,649
	1,918,295	646,503	3,376,967	1,298,009

Loss before the undernoted	(468,671)	(528,043)	(1,924,746)	(955,177)
Fair value adjustment of warrants	110,157	--	132,021	--
Net foreign exchange gain	46,592	319,106	74,956	186,629
Interest income	20,101	225	23,734	1,518
Interest expense	(24,626)	(15,950)	(49,965)	(30,642)
Loss	(316,447)	(224,662)	(1,744,000)	(797,672)
Other comprehensive (loss) income
Foreign exchange translation adjustment	29,907	(278,180)	37,253	(168,150)
Comprehensive loss	(286,540)	(502,842)	(1,706,747)	(965,822)

Loss per common share, basic and diluted	(0.03)	(0.02)	(0.16)	(0.09)

Weighted average number of common
shares outstanding, basic and diluted	10,907,057	9,327,716	10,907,057	9,327,716
CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com